Exhibit 10.1
AGREEMENT

This Agreement (this "Agreement") is made and entered into on the 8th day of September, 2009 by and between LCAVision Inc., a Delaware corporation (the "Corporation"), and Rhonda Sebastian (the "Employee").

RECITALS:

A.           The Employee is currently employed by the Corporation.

B.           The Employee desires to continue to be employed by the Corporation, and the Corporation desires to continue to employ the Employee, on the terms outlined in this Agreement.

C.           This Agreement supersedes any previous agreement between the Employee and the Corporation with respect to the matters covered herein.

NOW, THEREFORE, in consideration of the recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation and the Employee agree as follows:

1.           Position and Term. Effective as of the date of this Agreement, the Corporation continues to employ the Employee, and the Employee accepts continued employment with the Corporation, as Senior Vice President of Human Resources of the Corporation. Employee will report directly to the Chief Executive Officer (CEO) and will be a member of the Executive Management team.  The term of the Employee's employment is "at will" meaning that either the Employee or the Corporation can end the Employee's employment at any time and for any reason. The initial term of this Agreement commences on the date of this Agreement and terminates on December 31, 2009. The term of this Agreement will be renewed automatically from year to year thereafter, unless either the Employee or the Corporation notifies the other at least ninety (90) days prior to December 31, 2009 or December 31st of any subsequent year of its or her desire to terminate this Agreement as of the December 31st immediately following the service of notice. While she is employed by the Corporation, the Employee shall devote substantially all of her business time, ability, and attention for the benefit of the business of the Corporation. Nothing in this Section 1, however, will prevent the Employee from engaging in additional activities in connection with personal investments, charitable, civic, educational, professional, industry, or community affairs that are not inconsistent with the Employee's duties under this Agreement. The Employee's duties shall include those as are customary for someone of her position at comparable corporations.

2.           Best Efforts.  The Employee agrees on a full-time basis to perform faithfully, industriously, and to the best of her ability, experience, and talents, all of the duties that may be required by the terms of this Agreement.

3.           Compensation and Benefits. The Corporation shall pay the Employee a base salary of One Hundred Ninety Thousand Dollars ($190,000) per year, which shall be paid in accordance with the Corporation's standard salary schedule from time to time in effect, but no less frequently than in equal monthly installments. The base salary will be reviewed by the Compensation Committee of the Board of Directors not less frequently than annually, and may be adjusted upward (but not downward), in the discretion of the Compensation Committee of the Board of Directors. In addition, the Employee shall be eligible for annual cash and equity incentive bonuses as may be awarded to her in the discretion of the Compensation Committee or the Board of Directors. Your bonuses for 2009 will be determined as set forth in your offer letter of June 1, 2009.  The Employee shall be entitled to participate in such other group employee benefits, including but not limited to the benefits listed on Exhibit A of this Agreement. All reasonable and necessary expenses incurred by Employee in the course of the performance of Employee's duties to the Corporation shall be reimbursable in accordance with the Corporation's then current travel and expense policies. In connection with her employment by the Corporation, the Employee shall be based at the principal executive offices of the Corporation in the Cincinnati, Ohio area, except for travel reasonably required for Corporation business. If elected as a Director of the Corporation, the Employee shall serve in such capacity without further compensation.

4.           Confidentiality, Non-competition, Inventions, Etc.  The Employee recognizes that the Corporation has and will have information regarding inventions, products, product designs, processes, technical matters, trade secrets, copyrights, customer lists, prices, costs, discounts, business and financial affairs, future plans, and other vital items of information which are confidential, valuable, special, and unique assets of the Corporation In order to protect these assets, and in consideration of Employee's continued employment and the agreement of the Corporation to enter into this Agreement, the Employee agrees to execute the Confidentiality, Inventions and Noncompetition Agreement attached to this Agreement as Exhibit B, which shall be considered as part of this Agreement.

5.           Breach.  In the event of a breach by the Employee of any of the provisions of this Agreement during or after the term hereof, the Corporation shall be entitled to an injunction (without the requirement of bond) restraining the Employee from violating such provisions. Nothing herein shall be construed as prohibiting the Corporation from pursuing other remedies, including a claim for losses and damages.

6.           Termination.  (a) The Employee may terminate this Agreement for Good Reason. Good Reason means a separation from service because of (A) the Corporation having breached any material provision of this Agreement, (B) a material diminution in the Employee's authority, duties, or responsibilities; (C) a change in the geographic location of the Employee's primary work location that is thirty-five (35) miles or more from the Corporation's headquarters in Cincinnati, Ohio; or (D) a successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation fails to assume all of the Corporation's obligations under this Agreement. Besides satisfying (A) - (D), in order to be considered Good Reason, the Employee must provide written notice to the Corporation of the existence of the breach of the material provision within 90 days of the initial existence of the breach, and within 30 days after receipt of such notice, the Corporation must fail to cure such breach. The Corporation may terminate the employment of the Employee if (i) the Employee has breached any material provision of this Agreement and within 30 days after notice thereof from the Corporation, the Employee fails to cure such breach; or (ii) the Employee at any time refuses or fails to perform, or misperforms, any of her obligations under or in connection with this Agreement in a manner of material importance to the Corporation and within 30 days after notice thereof from the Corporation, the Employee fails to cure such action or inaction; or (iii) a court determines that the Employee committed a fraud or criminal act in connection with her employment that materially affects the Corporation. If the Employee's employment hereunder is terminated by the Corporation for any reason other than pursuant to clauses (i) through (iii) above, or by the Employee for Good Reason or due to death or disability (as defined in the Company's long-term disability policy), or if the Corporation gives notice of non-renewal pursuant to Section 1 above, the Employee shall be entitled to the following severance and benefits under this Agreement: (i) continuation of the Employee's base salary, $190,000, including any subsequent upward adjustments in the Employee's base salary, payable in 12 equal monthly installments commencing on the next payroll ending date after the Employee's date of termination, (ii) continuation of health, dental and vision benefits for the 12-month period following her date of termination with premiums charged to the Employee at active employee rates, (iii) in the case of any such termination occurring after the sixth complete month of the fiscal year of termination, a bonus under the Executive Cash Bonus Plan for the year of termination in an amount based on actual performance for the year (provided, all subjective individual performance measures will be deemed satisfied), pro-rated for the fraction of the year during which the Employee was employed, and payable when annual bonuses are paid to other senior executives, (iv) all of the Employee's Options and Time-Based Restricted Share Awards will vest in full, (v) the Employee will be issued shares under outstanding Performance-Based Restricted Share Awards based on the actual level of achievement of the performance criteria for the applicable performance period applicable to the Awards, pro-rated to reflect the number of days from the start of the applicable performance period to the date the Employee ceases to be employed by the Corporation divided by the total number of days in the applicable performance period, any such shares to be issued to the Employee at the same time as shares are issued to other senior executive officers, and (vi) the following amounts and benefits ("Accrued Obligations"): (a) the Employee's accrued and unpaid base salary and accrued and unused vacation through the date of termination, payable by the next payroll ending date after such termination, (b) the Employee's unreimbursed business expenses incurred through die date of termination and payable in accordance with such policies and procedures as are applicable to senior executives of the Corporation, (c) any unpaid annual bonus earned for the prior fiscal year, payable when annual bonuses are paid to other senior executives but in no event beyond the last day on which such payment would qualify as a short-tern deferral under Treasury Regulation § 1.409A-1 (b)(4), and (d) all accrued, vested and unpaid benefits under all employee benefit plans in which the Employee is a participant immediately prior to her termination, payable in accordance with the tears of such plans. The Employee will not be obligated to mitigate her severance and other benefits provided under this Agreement, and no amounts payable to the Employee hereunder will be reduced as a result of subsequent employment or self-employment, except that the Employee's health benefits continuation as provided at clause (ii) above will be reduced by any comparable coverage from a subsequent employer. In the event of a Change in Control (as defined under the Corporation's 2006 Stock Incentive Plan) all of the Employee's Options and Time-Based Restricted Share Awards will vest in full and all of the Employee's Performance-Based Restricted Share Awards will be treated as earned at target (if the performance period is not then completed) and the shares subject thereto will be issued to the Employee within 10 days of such Change in Control.

(b) Notwithstanding the provisions of Subsection (a), to the extent the amount of severance payable and other benefits provided under the immediately preceding paragraph does not exceed the Separation Pay Exemption Amount (defined below), such severance and other benefits shall be exempt from Section 409A of the Internal Revenue Code ("Section 409A") and shall be paid or provided in accordance with the provisions of Subsection (a). The amount of the severance payable and other benefits provided under Subsection (a) that is in excess of the Separation Pay Exemption Amount shall be subject to the requirements of Section 409A and shall be paid in strict accordance with the provisions of Subsection (a), unless the Employee is a specified employee (as defined in accordance with Treas. Reg. § 1.409A-1(j) and such rules as many be established by the Corporation (including its delegate) from time to time) on her date of termination in which case the excess amount shall be paid as follows: (w) no portion of the excess amount may be paid, or commence to be paid, earlier than 6 months after the date the Employee terminates employment, (x) in the case of a payment that would have otherwise been paid during such 6-month period, the payment shall be made on the first day of the seventh month following the date the Employee terminates employment, (y) in the case of installment payments that would have otherwise been paid during such 6 month period, such installment payments shall be accumulated and paid on the first day of the seventh month following the date the Employee terminates employment and the remaining installments shall be paid in strict accordance with the provisions of Subsection (a), and (z) the determination of the amount of severance payable and other benefits provided under this Agreement that may considered excess amounts shall be made in the following order (those that are listed first shall be considered not to exceed the Separation Pay Exemption Amount to the maximum extent possible): (I) benefits, then (II) any payments in cash that are to be paid in installments, then (III) any payments in cash that are to be paid in a lump sum, and (IV) any noncash payments. For purposes of this Subsection (b), the term "Separation Pay Exemption Amount" means an amount equal to two times the lesser of (x) the sum of the Employee's annualized compensation based upon the annual rate of pay for services provided to the Company for the Employee's taxable year preceding the taxable year in which the Employee separates from service (adjusted for any increase during that year that was expected to continue indefinitely if the Employee had not separated from service); or (y) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which the Employee separates from service.

(c) Notwithstanding anything in this Agreement to the contrary, if any of the payment or payments or other benefit to the Employee (prior to any reduction below) provided for in this Agreement, together with any other payment or payments or other benefit which the Employee has the right to receive from the Corporation or any corporation which is a member of an "affiliated group" as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended ("Code"), without regard to Section 1504(b) of the Code, of which the Corporation is a member (the "Payments") would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), and if the Safe Harbor Amount (defined below) is greater than the Taxed Amount (defined below), then the total amount of such Payments shall be reduced to the Safe Harbor Amount. The "Safe Harbor Amount" is the largest portion of the Payments that would result in no portion of the Payments being subject to the excise tax set forth at Section 4999 of the Code ("Excise Tax"). The "Taxed Amount" is the total amount of the Payments (prior to any reduction, above) notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. Solely for the purpose of comparing which of the Safe Harbor Amount and the Taxed Amount is greater, the determination of each such amount shall be made on an after-tax basis, taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all of which shall be computed at the highest applicable marginal rate). If a reduction of the Payments to the Safe Harbor Amount is necessary, then the reduction shall occur in the following order unless the Employee elects in writing a different order (provided, however, that such election shall be subject to approval of the Corporation if made on or after the date on which the event that triggers the Payments occurs): (i) reduction of cash payments; then (ii) cancellation of accelerated vesting of stock or stock option awards; and then (iii) reduction of the Employee's benefits. In the event that acceleration of vesting of stock or stock option award compensation is to be reduced. Such acceleration of vesting shall be cancelled in the reverse order of the date of grant of the Employee's stock awards unless the Employee elects in writing a different order for cancellation.

7.           Notices. Any notice or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes to a party: (a) if delivered personally to such party; (b) if sent to such party (addressed to such party's facsimile number which is set forth in this Agreement) by facsimile, with receipt confirmed by telephone; (c) if sent to such party (addressed to such party's address which is set forth in this Agreement) by regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof; or (d) if sent to such party (addressed to such party's address which is set forth in this Agreement) by registered or certified mail, postage and charges prepaid. Any such notice shall be deemed to be given: (i) upon personal delivery, as provided above; (ii) upon telephonic confirmation of receipt of notice sent by facsimile, as provided above; (iii) one (1) business day after delivery to a regularly scheduled overnight delivery carrier, addressed and sent as provided above; or (iv) three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as provided above. The addresses of each of the parties are as follows:

To the Corporation:
LCA-Vision, Inc.
7840 Montgomery Road
Cincinnati, OH  45236

Attention:  Chief Executive Officer
Facsimile No.:  (513) 792-5620

To the Employee:
Rhonda Sebastian

7723 Cooper Road
Cincinnati, OH  45242

Any party may change such party's address or facsimile number for purposes of this Agreement by notice given in accordance herewith.

8.           Entire  Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no other promises or conditions between the parties in any other agreement, whether oral or written, relating to such subject matter. This Agreement supersedes any prior written or oral agreements between the parties with respect to the subject matter hereof.

9.           Amendment.  This Agreement may only be modified or amended if the amendment is made in writing and is signed by both parties. Any amendments hereto must be signed by the Chief Executive Officer on behalf of the Corporation or at the direction of the Corporation's Board of Directors to be effective against the Corporation.

10.           Severability.  If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

11.           Waiver.  The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right subsequently to enforce and compel strict compliance with every provision of this Agreement.

12.           Applicable Law.  This Agreement shall be governed by the laws of the State of Ohio, except the choice of law provisions thereof.

13.           Arbitration Agreement.  Any and all claims with respect to this Agreement shall be settled by arbitration administered by the American Arbitration Association (AAA) in Cincinnati, Ohio under the AAA's National Rules for the Resolution of Employment Disputes, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In any such arbitration proceeding, either party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party pending the arbitrator's determination of the merits of the controversy. Nothing in this Agreement is intended to prohibit Employee from filing a claim or communicating with any governmental agency including the Equal Employment Opportunity Commission or Department of Labor.

14.           Indemnification.  In accordance with the Corporation's Bylaws, the Corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, the Employee if she is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that she is a director or officer of the Corporation, against all liability or loss suffered (including attorneys' fees) reasonably incurred by Employee.

15.           Binding Effect; Assignment.  This Agreement shall be binding upon the parties and their respective heirs, executors, administrators, successors, and assigns; provided, however, that the Employee shall not assign any part of her rights or duties under this Agreement without the prior written consent of the Corporation, which the Corporation may grant or withhold in its sole discretion, and any such assignment by the Employee without the Corporation's prior written consent shall be void and of no force or effect. In the event of a merger, sale, transfer, consolidation, or reorganization involving the Corporation, this Agreement shall continue in full force and effect and shall be binding upon, and inure to the benefit of, the Corporation's successor.

16.           Exemption from, or Compliance with, Section 409A.  The payment of amounts and the provision of benefits under this Agreement are intended to be exempt from, or compliant with, Section 409A of the Internal Revenue Code. Accordingly, the payment of any amount under this Agreement subject to Section 409A shall be made in strict compliance with the provisions hereof, and no such amounts payable hereunder may be accelerated or deferred beyond the periods provided herein. This Agreement shall be administered and interpreted in a manner that is consistent with the foregoing intention.

IN WITNESS WHEREOF, the parties hereto have duly and validly entered into and executed this Agreement as of the date first written above.

LCA-Vision Inc.	EMPLOYEE

By: /s/ Steven C. Straus	/s/ Rhonda Sebastian
Printed Name: Steven C. Straus	Printed Name: Rhonda Sebastian
Title: Chief Executive Officer